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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER

(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

     For Period Ended: March 31, 1998                                            -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Notifications relates to entire Form 10-QSB
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PART I -- REGISTRANT INFORMATION

DCC Compact Classics, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

9301 Jordan Avenue, Suite 105
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Address of Principal Executive Office (Street and Number)

Chatsworth, California  91311
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X|     (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  |_|     (b) The subject annual report, semi-annual report, transition report
              on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, | or portion thereof,
              will be filed on or before the fifteenth calendar day following the
              prescribed due date; or the | subject quarterly report or transition
              report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  |_|         (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

More time is required by the registrant to file a complete and accurate Form 10-QSB for its quarter ended 3-31-98.


                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

          Richard A. Leach                                    818                            225-9529
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X_| No

          Form 10-KSB for F/Y/E 12-31-97 to be filed by ??-20-98
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    The registrant anticipates that the net loss to be reported for its quarter ended March 31, 1998 will be approximately $788,000 compared to a net loss of $110,107 for the quarter ended March 31, 1997.



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                                                  DCC Compact Classics, Inc.
                                        ----------------------------------------------------
                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15,, 1998                                         By:
                                                               ---------------------------------
                                                                 Marshall Blonstestein, President

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